Exhibit 99.1

Collective Mining Announces Closing of Investment and Early Exercise of Warrants for Gross Proceeds of C$63.4 Million

TORONTO, March 20, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce the closing of Agnico Eagle Mines Limited's ("Agnico Eagle") investment in Collective pursuant to which Agnico Eagle subscribed for 4,741,984 common shares in the capital of the Company (the "Shares") at a price of C$11.00 per Share for aggregate consideration of approximately C$52.1 million (the "Offering"). Concurrently with the closing of the Offering, Agnico Eagle exercised all of the common share purchase warrants of Collective (each, a "Warrant") it held to acquire an additional 2,250,000 Shares at a price of C$5.01 per Share for aggregate consideration of C$11,272,500. On closing of the Offering and following exercise of the Warrants, Agnico Eagle's ownership interest in the Shares increased to approximately 14.99%.

The proceeds from the Offering and exercise of the Warrants are expected to be used for exploration on the Company's properties in Colombia and for general working capital purposes.

In connection with its initial investment in Collective on February 24, 2024, Agnico Eagle and Collective entered into an investor rights agreement (the "Investor Rights Agreement"), pursuant to which Agnico Eagle was granted certain rights, provided Agnico Eagle maintained certain ownership thresholds in Collective, including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership in Collective at the time of such financing or acquire up to a 9.99% ownership interest, on a partially-diluted basis, in Collective; and (b) the right to nominate one individual (and in the case of an increase in the size of the board of directors of Collective to eight or more directors, two individuals) to the board of directors of Collective. On closing of the Offering, the Investor Rights Agreement was amended and restated (the "A&R Investor Rights Agreement") to increase the ownership interest ceiling in the participation right and top-up right described in (a) above from 9.99% to 14.99%, on a partially-diluted basis, to match Agnico Eagle's ownership level at closing. The A&R Investor Rights Agreement is available under Collective's issuer profile on SEDAR+ at www.sedarplus.ca.

PowerOne Capital Markets Limited acted as an advisor to Collective in connection with the Offering.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth, expand the Trap system and drill a series of newly generated targets including Tower and X.

Management insiders own approximately 33.4% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE American and TSX under the trading symbol "CNL" and on the FSE under the trading symbol "GG1".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: anticipated use of proceeds from the Offering and the exercise of Warrants; the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: planed use of proceeds from the Offering and the exercise of the Warrants; risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

View original content to download multimedia:https://www.prnewswire.com/news-releases/collective-mining-announces-closing-of-investment-and-early-exercise-of-warrants-for-gross-proceeds-of-c63-4-million-302407092.html

SOURCE Collective Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2025/20/c2771.html

%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 09:47e 20-MAR-25